Exhibit (a)(1)(J)
          The following is the text of a summary advertisement published in The Wall Street Journal on October 3, 2007:
          This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is made only by the amended offer to purchase dated September 21, 2007, the related amended letter of transmittal and any amendments or supplements thereto, which replaced the offer to purchase dated June 20, 2007, the related letter of transmittal. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would be unlawful. Holders are urged to read the Amended Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.
Notice of Amended Offer to Purchase for Cash
any and all Preferred Shares
(including Preferred Shares represented by American Depositary Shares)
at R$45.00 per Preferred Share
of
TELE NORTE LESTE PARTICIPAÇÕES S.A.
by
TELEMAR PARTICIPAÇÕES S.A.
          THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN BY HOLDERS OF ADSs TENDERING THROUGH THE BANK OF NEW YORK, AS RECEIVING AGENT, BY 10:00 A.M., NEW YORK CITY TIME, AND HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY MUST QUALIFY THEIR PREFERRED SHARES FOR THE AUCTION BY 6:00 P.M., BRASÍLIA TIME, IN EACH CASE ON OCTOBER 10, 2007, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED. HOLDERS OF PREFERRED SHARES TENDERING DIRECTLY MAY WITHDRAW THEIR PREFERRED SHARES UNTIL THE BEGINNING OF THE AUCTION.
          Telemar Participações S.A. (“TmarPart”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, is offering to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares (the “ADSs”), of Tele Norte Leste Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNL”), at a price of R$45.00 per preferred share in cash, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the amended offer to purchase, dated September 21, 2007 (the “Amended Offer to

Purchase”) and the related amended letter of transmittal (the “Amended Letter of Transmittal”). The tender offer is being conducted at a fixed price of R$45.00 per preferred share in accordance with U.S. securities laws. As a result, even though, in accordance with applicable Brazilian regulations, TmarPart will purchase the preferred shares tendered in the tender offer through an “auction” (the “Auction”) on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or “BOVESPA”), no price setting mechanism, as are sometimes used in Brazilian tender offers, will be employed in the Auction.
          ADS holders tendering through The Bank of New York, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.
          For reference, based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates published by the Brazilian Central Bank (the “Exchange Rate”), at the close of the business day on September 28, 2007, which was US$1.00 = R$1.8405), R$45.00 is equivalent to approximately US$24.45.
          The tender offer is conditioned upon the valid tender of at least two-thirds of the outstanding preferred shares (including preferred shares represented by ADSs) (the “Minimum Condition”) in accordance with the criteria contained in articles 3(III), 15 and 37 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) Instruction no. 361 . The tender offer is subject to other terms and conditions as set forth in the Amended Offer to Purchase.
          Holders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. None of TmarPart or TNL or any of their affiliates or any of their respective boards of directors, controlling shareholders or executive officers makes any recommendation as to whether holders should tender their shares. None of these persons has authorized any person to make any recommendation on its behalf as to whether a holder should tender or refrain from tendering its shares in the tender offer. Any holder that is in doubt as to the action it should take should contact its broker, lawyer, accountant or other professional advisor without delay.
          TmarPart currently owns 53.8% of the total number of TNL’s common shares (excluding treasury shares) and 0% preferred shares, which taken as a whole, may be deemed to represent a 17.9% interest in the net book value and a 17.9% interest in the net earnings of TNL, or the equivalent of approximately US$778.0 million (based on the 2006 end-of-year exchange ratio, US$1.00 = R$2.1380) in net book value and US$104.1 million (based on the 2006 average exchange ratio, US$1.00 = R$2.1499) in net earnings for the year ended December 31, 2006. If all holders of preferred shares (including preferred shares represented by ADSs) tender their preferred shares into the tender offer, TmarPart will own 100% of TNL’s outstanding preferred shares, and TmarPart’s interest in TNL’s net book value and net earnings will increase to 84.6%, or the equivalent of approximately US$3,671.0 million in net book value and US$491.1 million in net earnings for the year ended December 31, 2006.

          Upon completion of the tender offer TmarPart will have acquired more than two-thirds of the preferred shares held by public shareholders prior to commencement of the tender offer, and as such, a holder of preferred shares will have the right, for the three-month period immediately following the Auction Date (as defined below), to require TmarPart to purchase its preferred shares (including preferred shares represented by ADSs), for cash at the tender offer price plus an adjustment at the monthly Brazilian Taxa Referencial-TR and net of certain fees, as described in the Amended Offer to Purchase (“shareholder put right”).
          Following the completion of the tender offer, it is anticipated that TNL will continue as a publicly traded company and listed company in Brazil and that TNL will continue to be obligated to make filings with the CVM and to comply with CVM’s rules applicable to reporting companies. It is also anticipated that TNL will continue its deposit agreement and the ADSs will continue to be listed on the New York Stock Exchange (“NYSE”) and the ADSs and preferred shares will continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and TNL will continue make filings with the Securities and Exchange Commission (“SEC”) and to comply with the SEC’s rules applicable to reporting companies.
          The preferred shares (including preferred shares represented by ADSs) tendered in the tender offer will be purchased through the Auction on the BOVESPA. The Auction is currently scheduled to occur at 1:15 p.m., Brasília time, on October 11, 2007 (the “Auction Date”). Sell orders from brokers tendering preferred shares on behalf of tendering shareholders, including the receiving agent’s broker tendering preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer, must be submitted no later than 12:00 p.m., Brasília time, on the Auction Date through the BOVESPA‘s Megabolsa electronic trading system using the code “TNLP4L” for the preferred shares. Sell orders for tendered shares that have not been withdrawn before the beginning of the Auction on the Auction Date or, in the case of ADSs, before 10:00 a.m., New York City time on October 10, 2007 (the “ADS Expiration Time”), on October 10, 2007 (such date, as it may be extended by us, the “Expiration Date”), will be deemed accepted for purchase and may not be withdrawn. All preferred shares (including preferred shares represented by ADSs) purchased by us in the tender offer will be acquired through buy orders at the price set forth in the Amended Offer to Purchase presented by UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. (the “Intermediary”), our intermediary agent for the tender offer. The Intermediary guarantees the settlement of the tender offer, except with respect to a competing offer from a third party, as described in the Amended Offer to Purchase.
          ADSs validly tendered prior to the date of the Amended Offer to Purchase (September 21, 2007) and not validly withdrawn continue to constitute valid tenders for purposes of Amended Offer to Purchase and Amended Letter of Transmittal. Holders are ADSs are not required to take any further action with respect to such tendered ADSs in order to receive the offer price of R$45.00 per preferred share. Any preferred shares previously qualified to participate in the Auction do not need to re-qualify for participation in the Auction.
          Subject to the exceptions and conditions described in the Amended Offer to Purchase, unless the tender offer is extended or earlier terminated, in order to participate in the tender offer, a holder must either:

          (1) if a holder of ADSs electing to tender preferred shares represented by ADSs through The Bank of New York, as receiving agent, tender its ADSs, no later than the ADS Expiration Time (10:00 a.m., New York City time) on the Expiration Date (October 10, 2007), and
          (2) if a holder of preferred shares, qualify their preferred shares for the Auction no later than 6:00 p.m., Brasília time (the “Share Expiration Time”), on the Expiration Date.
•	Direct Holders of Preferred Shares. A holder of preferred shares must, no later than the Share Expiration Time on the Expiration Date, either personally or by means of a duly appointed proxy, contact a broker authorized to conduct trades on the BOVESPA, present the documentation listed below and ask the broker to tender its shares in the Auction on its behalf. To tender a holder’s shares, the holder’s broker must, no later than 12:00 p.m., Brasília time, on the Auction Date (1) transfer the shares to the appropriate account maintained by the Brazilian Settlement and Custody Company (Companhia Brasileira de Liquidação e Custódia, or “CBLC”) for the purpose of the tender offer, and (2) present a sell order on behalf of the holder through the BOVESPA‘s Megabolsa electronic trading system using the code “TNLP4L” for the preferred shares. Holders must pay the combined fee of 0.035% of the purchase price, payable to the BOVESPA and CBLC, any fee or commission charged by their broker and any applicable taxes. If you have invested in shares of TNL under Resolution No. 2,689/00 of the Brazilian National Monetary Council (the “CMN”) (which are registered at CBLC), you should ask your Brazilian representative for purposes of Resolution No. 2,689/00 to contact such a broker on your behalf. Preferred shares held through Banco Itaú S.A., TNL’s transfer agent (the “Transfer Agent”), are not registered at CBLC. Holders of preferred shares held through the Transfer Agent should therefore ask the broker they contact to request the transfer of their shares to the custody of CBLC in order to enable the broker to tender the shares in the Auction on their behalf. It is your responsibility to contact a broker sufficiently in advance of the Share Expiration Time, on the Expiration Date, to ensure that the Transfer Agent can transfer your shares to the custody of CBLC before the Share Expiration Time, on the Expiration Date.

•	Holders of ADSs
•	Tendering Through the Receiving Agent: An ADS holder may tender the preferred shares underlying its ADSs through The Bank of New York, as receiving agent for the tender offer, no later than the ADS Expiration Time, on the Expiration Date, in accordance with the instructions set forth in the Amended Offer to Purchase and the accompanying Amended Letter of Transmittal. The Bank of New York will then contact a broker authorized to conduct trades on the BOVESPA to tender the preferred shares underlying the ADSs in the Auction, and if the underlying preferred shares are accepted for purchase in the Auction, those ADSs will be cancelled so that the underlying preferred shares may be sold.

After purchase by TmarPart of the preferred shares underlying the ADSs tendered through the receiving agent (subject to the conditions as described in the Amended Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing Exchange Rate, net of expenses for converting Brazilian reais to U.S. dollars) of R$45.00 per preferred share or per ADS, minus (1) a fee of up to US$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the BOVESPA and the CBLC, and (3) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer.
•	Withdrawing Underlying Preferred Shares and Tendering Directly: As an alternative to tendering preferred shares underlying ADSs through the receiving agent, an ADS holder may participate directly in the tender offer as a holder of preferred shares by (1) surrendering to The Bank of New York, as ADS depositary, at 101 Barclay Street, New York, New York, 10286, the ADSs that represent preferred shares that it wishes to tender, (2) paying a fee to the depositary in the amount of up to US$5.00 per 100 ADSs or portion thereof surrendered and (3) paying any taxes or governmental charges payable in connection with its withdrawal of the shares from the ADS program. If an ADS holder surrenders ADSs and receives the preferred shares underlying the ADSs, the preferred shares so received will be registered at CBLC, and the holder will need to obtain its own foreign investor registration under Resolution No. 2,689/00 of the CMN. After the holder appoints a Brazilian representative for purposes of Resolution No. 2,689/00, the holder must make arrangements for that representative to tender the preferred shares on its behalf in the same manner as any other direct holder of shares registered at CBLC. The Amended Offer to Purchase includes additional information about Resolution 2,689/00. The holder will need to take these steps in sufficient time to allow its Brazilian representative to tender the preferred shares on its behalf no later than the Share Expiration Time, on the Expiration Date.
          A beneficial owner that has shares registered in the name of a broker, dealer, commercial bank or other nominee must contact that entity if that beneficial owner desires to tender shares and may be charged a fee or commission by that person for tendering shares in the tender offer. In addition, the broker that tenders shares on behalf of any shareholder in the Auction may charge a fee or commission for doing so. Each shareholder should consult its broker or nominee to determine what fees or commissions apply.
          All holders wishing to tender their preferred shares or ADSs must allow sufficient time for the completion of all required steps described in the Amended Offer to Purchase before the Share Expiration time or the ADS Expiration Time, as applicable. There will be no guaranteed delivery process available to tender preferred shares or ADSs.

          Due to the imposition of the Minimum Condition, the tender offer will not be subject to proration.
          To the extent permitted by applicable Brazilian and U.S. securities laws, the CVM and the SEC and the terms of the tender offer, TmarPart reserves the right, at any time (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered shares, (2) to amend the tender offer in any respect and, (3) upon failure of the conditions as described in the Amended Offer to Purchase, to terminate the tender offer without purchasing any shares. In order to comply with the requirements of the Exchange Act and the rules thereunder, any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.
          In order to withdraw from the tender offer, shareholders and ADS holders should follow the instructions set forth below:
•	Direct Holders of Preferred Shares: If a shareholder holds preferred shares directly, the shareholder or its representative in Brazil must contact the broker that it has instructed to tender shares in the Auction on its behalf in sufficient time to enable the broker to withdraw the order to sell those shares before the beginning of the Auction on the Auction Date and must provide any documentation required by the broker. If a holder wishes to withdraw the tender of its shares, it is the responsibility of the holder to ensure that the broker that has been instructed to tender its shares receives instructions to withdraw the tender of those shares before that time. Shareholders that wish to withdraw from the tender offer are strongly advised to contact their brokers well before the beginning of the Auction.

•	Holders of ADSs: If an ADS holder is participating in the tender offer by tendering the preferred shares underlying its ADSs through the receiving agent, its originally signed written notice of withdrawal must be received by the receiving agent no later than the ADS Expiration Time, on the Expiration Date, in the manner described in the Amended Offer to Purchase.
          If an ADS holder withdraws the preferred shares underlying its ADSs from the tender offer, the ADRs evidencing those ADSs will be returned promptly after the proper withdrawal of the preferred shares underlying the ADSs or, in the case of a book-entry transfer of ADSs, the ADSs representing the validly withdrawn preferred shares will be credited into the DTC account from which they were transferred.

          All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of preferred shares (including preferred shares represented by ADSs) or the form and validity (including time of receipt) of any notice of withdrawal will be determined by TmarPart in its sole discretion, which determination shall be final and binding on all parties. Neither TmarPart nor any of its affiliates or assigns nor any other person will be under any duty to give notification of any defects or irregularities in tenders or withdrawals or incur any liability for failure to give any such notification.
          Withdrawals of tendered shares (including preferred shares represented by ADSs) may not be rescinded. Any shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the tender offer. However, holders of preferred shares that have validly withdrawn tendered shares may re-tender those shares at any time before the Share Expiration Time, on the Expiration Date, by following the procedures described in THE TENDER OFFER — Section 3 — “Procedures for Participating in the Tender Offer” in the Amended Offer to Purchase. ADS holders that have validly withdrawn the preferred shares represented by their ADSs from the tender offer may re-tender those preferred shares through the receiving agent at any time before the ADS Expiration Time, on the Expiration Date, by following the procedures described in that section.
          In accordance with Section 14(d)(5) of the Exchange Act, a shareholder that has tendered shares may withdraw those shares at any time after 60 days from the date hereof if the Auction has not occurred before that date, by communicating its request to withdraw its shares in the manner described above.
          Brazilian law does not provide for a subsequent offering period and therefore there will be no subsequent offering period in connection with the tender offer.
          The receipt of cash in exchange for preferred shares of TNL pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under Brazilian law, depending on the circumstances. Holders should review the description of U.S. federal income tax consequences and Brazilian tax consequences contained in the Amended Offer to Purchase when evaluating the tender offer.
          The Amended Offer to Purchase contains a description of the accounting treatment of this transaction by TmarPart.
          The tender offer price represents a premium of approximately 14.4% over the 30 trading days immediately prior to August 1, 2007 and an approximately 8.7% premium over the 30 trading days immediately prior to September 19, 2007. For the iBOVESPA (a broad index of the Brazilian stock market) the weighted average of the closing prices for the 30 trading days immediately prior to August 1, 2007 increased by approximately 25.1% and the weighted average of the closing prices for the 30 trading days immediately prior to September 19, 2007 increased by approximately 18.6%, each as compared to the 30 trading days immediately prior to April 10, 2007. However, the price of the preferred shares increased by approximately 40.1% during the 30 trading days immediately prior to August 1, 2007 and increased by approximately 47.5% during the 30 trading days immediately prior to September 19, 2007. The preferred shares of TNL are listed on the BOVESPA under the ticker symbol “TNLP.” On September 28,

2007, the last reported closing price of the preferred shares on the BOVESPA was R$41.50 per preferred share.The information required to be disclosed by 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Amended Offer to Purchase and is incorporated into this announcement by reference. TmarPart is also filing with the Securities and Exchange Commission a combined Schedule TO and Schedule 13e-3, together with exhibits, furnishing certain additional information with respect to the tender offer.
          TNL has provided TmarPart with its shareholder lists maintained by CBLC and Banco Itaú, the list of record holders of ADSs maintained by The Bank of New York, as ADS depositary, and the security position listing of The Depository Trust Company (“DTC”), as the book-entry transfer facility for ADSs of TNL. The Amended Offer to Purchase, the accompanying Amended Letter of Transmittal and other relevant materials will be mailed by TmarPart to the record holders of ADSs and the U.S. resident record holders of preferred shares of TNL whose names appear on the shareholder lists provided by TNL, and will be furnished, for subsequent transmittal to the beneficial owners of ADSs and the U.S. resident beneficial owners of preferred shares of TNL, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in the security position listing of the DTC. TmarPart will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred by them in forwarding the tender offer materials to their customers. TmarPart will also mail the Amended Offer to Purchase, the accompanying Amended Letter of Transmittal and other relevant materials to any registered or beneficial holder of preferred shares or ADSs of TNL that requests a copy of the tender offer materials.
          Questions or requests for assistance may be directed to the information agent set forth below. Copies of the Amended Offer to Purchase and, for holders of ADSs, the related Amended Letter of Transmittal, may be obtained through the information agent and will be furnished promptly upon request at TmarPart’s expense. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.
The U.S. information agent
for the
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
U.S.A.
In the United States, call: 800-398-2816 (toll-free)
Outside the United States, call: +201.806.2234 (collect)
          An ADS holder that has questions about how to participate in the tender offer through the receiving agent should contact the U.S. information agent above.
          Holders are urged to read the Amended Offer to Purchase carefully before making any decision with respect to the tender offer because it contains important information.
October 3, 2007

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